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Exhibit 4.29

Advisory and Consulting Agreement

CONSULTING AGREEMENT

    This Consulting Agreement (the "Consulting Agreement") made as of November 1, 2001, by and between Peter Benz, 543 Virginia Street, San Mateo, CA 94402 ("Consultant") and ESYNCH Corporation, a Delaware Corporation, with offices at 29 Hubble, Irvine California, 92618 (the "Company").

WITNESSETH

    WHEREAS, the Company requires and will continue to require consulting services relating management, strategic planning and marketing in connection with its business; and

    WHEREAS, Consultant can provide the Company with strategic planning and marketing consulting services and is desirous of performing such services for the Company; and

    WHEREAS, the Company wishes to induce Consultant to provide these consulting services to the Company,

    NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

    1.  APPOINTMENT.

    The Company hereby engages Consultant and Consultant agrees to render services to the Company as a consultant upon the terms and conditions hereinafter set forth.

    2.  TERM.

    The term of this Consulting Agreement began as of the date of this Agreement, and shall terminate on October 31, 2002, unless earlier terminated in accordance with paragraph 7 herein or extended as agreed to between the parties.

    3.  SERVICES.

    During the term of this Agreement, Consultant shall provide advice to undertake for and consult with the Company concerning certain operational areas and shall review and advise the Company regarding its overall progress, needs and condition in those areas. Consultant agrees to provide on a timely basis the following enumerated services plus any additional services contemplated thereby:

      (a) The implementation of short-range and long-term strategic planning to fully develop and enhance the Company's assets, resources, products and services;

      (b) Develop and assist in the implementation of a marketing program to enable the Company to broaden the markets for its services and promote the image of the Company and its products and services;

      (c) Advise the Company relative to the recruitment and employment of key executives consistent with the expansion of operations of the Company;

      (d) The identification, evaluation, structuring, negotiating and closing of international joint ventures, strategic alliances, business acquisitions and advice with regard to the ongoing managing and operating of such acquisitions upon consummation thereof; and

      (e) Advice and recommendations regarding corporate financing including the structure, terms and content of bank loans, institutional loans, private debt funding, mezzanine financing, blind pool financing and other preferred and common stock equity private or public financing.

    4.  DUTIES OF THE COMPANY.

    The Company shall supply Consultant with all data and information requested relating to the areas that the consultant will be involved.

    5.  COMPENSATION.

    The Company will immediately grant Consultant 1,000,000 shares of the Company's Common Stock. Consultant in providing the foregoing services, shall not be responsible for any out-of-pocket costs, including, without limitation, travel, lodging, telephone, postage and Federal Express charges.

    6.  REPRESENTATION AND INDEMNIFICATION.

    The Company shall be deemed to have been made a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Consultant and acknowledges its awareness that Consultant will rely on such continuing representation in disseminating such information and otherwise performing its advisory functions. Consultant in the absence of notice in writing from the Company, will rely on the continuing accuracy of material, information and data supplied by the Company. Consultant represents that he has knowledge of and is experienced in providing the aforementioned services.

    7.  MISCELLANEOUS.

    Termination:  This Agreement may be terminated by either Party upon written notice to the other Party for any reason which shall be effective five (5) business days from the date of such notice. This Agreement shall be terminated immediately upon written notice for material breach of this Agreement.

    Modification:  This Consulting Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof. This Consulting Agreement may be amended only in writing signed by both Parties.

    Notices:  Any notice required or permitted to be given hereunder shall be in writing and shall be mailed or otherwise delivered in person or by facsimile transmission at the address of such Party set forth above or to such other address or facsimile telephone number as the Party shall have furnished in writing to the other Party.

    Waiver:  Any waiver by either Party of a breach of any provision of this Consulting Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Consulting Agreement. The failure of a Party to insist upon strict adherence to any term of this Consulting Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon adherence to that term of any other term of this Consulting Agreement.

    Assignment:  The Options under this Agreement are assignable at the discretion of the Consultant.

    Severability:  If any provision of this Consulting Agreement is invalid, illegal, or unenforceable, the balance of this Consulting Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

    Disagreements:  Any dispute or other disagreement arising from or out of this Consulting Agreement shall be submitted to arbitration under the rules of the American Arbitration Association and the decision of the arbiter(s) shall be enforceable in any court having jurisdiction thereof. Arbitration shall occur only in Orange County, CA. The interpretation and the enforcement of this

Agreement shall be governed by California Law as applied to residents of the State of California relating to contracts executed in and to be performed solely within the State of California. In the event any dispute is arbitrated, the prevailing Party (as determined by the arbiter(s)) shall be entitled to recover that Party's reasonable attorney's fees incurred (as determined by the arbiter(s)).

    IN WITNESS WHEREOF, this Consulting Agreement has been executed by the Parties as of the date first above written.

ESYNCH, CORPORTION	CONSULTANT
/s/ THOMAS HEMINGWAY Thomas Hemingway Chief Executive Officer	/s/ PETER BENZ Peter Benz

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Advisory and Consulting Agreement